SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2009.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

Years Ended December 31, 2009 and 2008

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Financial Statements

Years Ended December 31, 2009 and 2008

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Choice Hotels International, Inc. Retirement Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Choice Hotels International, Inc. Retirement Savings and Investment Plan (“the Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Choice Hotels International, Inc. Retirement Savings and Investment Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Vienna, Virginia

June 28, 2010

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value
Mutual funds	$50,353,140	$37,013,776
Common collective trusts	8,038,234	7,170,867
Common stock	8,157,230	8,410,809
Participant loans	1,463,552	913,150
Cash and money market	253,585	142,456

Total investments, at fair value	68,265,741	53,651,058

Receivables
Employer contributions	446,772	520,369
Participant contributions	—	9,841
Accrued interest and dividends	16,933	16,736

Total receivables	463,705	546,946

Net Assets Available for Benefits at Fair Value	68,729,446	54,198,004

Adjustment from Fair Value for Fully Benefit-Responsive Investment Contract	583,084	1,157,688

Net Assets Available for Benefits	$69,312,530	$55,355,692

The accompanying notes are an integral part of these financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to (Deductions from) Net Assets
Contributions
Participant	$5,839,559
Employer	3,059,048
Rollovers	254,315

Total contributions	9,152,922

Investment Income
Net appreciation of fair value of investments	9,209,095
Interest and dividends	1,419,603
Participant loan interest	69,101

Net investment income	10,697,799

Deductions from Net Assets Attributable to:
Benefit payments to participants	(5,881,098)
Participant-directed expenses	(12,785)

Total Deductions	(5,893,883)

Net Increase	13,956,838

Net Assets Available for Benefits, beginning of year	55,355,692

Net Assets Available for Benefits, end of year	$69,312,530

The accompanying notes are an integral part of these financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF THE PLAN

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 6,000 hotels open and operating under the following brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Cambria Suites®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel® and Ascend Collection®. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch” or the “Trustee”) is the Plan trustee. The following description of the Plan provides only general information, and participants should refer to the plan agreement for a more complete description of the plan’s provisions.

General - The Plan is a defined contribution plan established effective October 15, 1997. The plan document was amended and restated effective January 1, 2009 to comply with Internal Revenue Code (“IRC”) and other regulatory requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Eligibility and Contributions - All employees of Choice are eligible to participate in the Plan if they are at least 21 years of age and have completed three months of service. Participants may elect to contribute up to a maximum amount per calendar year subject to Internal Revenue Service (“IRS”) limitations, which was $16,500 in 2009. Catch-up contributions up to a maximum of $5,500 were allowed during 2009 under IRS regulations for participants who were age 50 or older. Participants are immediately vested in all participant contributions and earnings (losses) on such contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings. All participants have the option to change or suspend their level of plan contributions on a monthly basis.

Based on activity in past years, certain participants’ accounts may have been credited with fractional shares of Choice common stock. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participants credited with such shares.

The Company has invoked the safe harbor matching contribution provisions provided for in the plan document. Pursuant to these provisions, the Company matching contribution is an amount equal to 100 percent of the participant’s contributions up to 3 percent of eligible compensation, plus 50 percent of the participant’s contributions on the next 2 percent of eligible compensation. Company matching contributions are made each pay period in the form of cash and invested as elected by the plan participants. All investments are participant directed.

Employees hired on or before January 1, 2000 receive an additional discretionary matching contribution equal to 200 percent on the next 1 percent of eligible compensation provided that the employee worked 1,000 hours and was employed with the Company as of December 31, 2009. The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - For contributions made subsequent to January 1, 2006, participants immediately vest 100 percent in the employer matching contributions and discretionary matching contributions. For employer matching contributions and discretionary matching contributions for the plan years prior to January 1, 2006, participants will continue to vest at a rate of 20 percent per year beginning at the end of their first year of employment, resulting in full vesting at the end of their fifth year of employment.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF THE PLAN - CONTINUED

Forfeitures - Under the Plan provisions, forfeitures of non-vested participants’ Company matching contributions shall be applied at the Company’s discretion to reduce future Company contributions. At December 31, 2009 and 2008, the fair value of forfeitures held by the Plan was $23,410 and $16,835, respectively. During the plan year ended December 31, 2009, the Company did not use any of the forfeiture account balance to reduce Company contributions made to the Plan.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s entire interest in his or her account, or annual, semi-annual, quarterly, or monthly instalments over a fixed period not to exceed 20 years.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who separate from Choice with balances of less than $5,000 may roll the balances into other qualified plans or individual retirement accounts (“IRA”), or receive lump-sum payments, net of applicable federal and state taxes. Under the “Automatic Rollover of Forced-Outs” provision of the Economic Growth and Tax Relief Reconciliation Act, plan sponsors are required to rollover directly into an IRA forced-out distributions of amounts in excess of $1,000 and less than or equal to $5,000 unless the participants elect otherwise. For participants with balances of less than $1,000, lump-sum distributions are made, net of applicable federal and state taxes.

Participant Loans - The Plan permits participants to borrow from their accounts a minimum of $750 up to the lesser of $50,000 or 50 percent of their vested account balances. Participants may not have more than one loan outstanding at a time.

Loans are repaid during fixed terms not to exceed five years (or over a reasonable period of time in excess of five years for principal home loans). Principal and interest must be paid through payroll deductions; however, early pay-off of loans is permitted.

Interest rates are equal to 1 percent above the Wall Street Journal Prime Rate on the last day of the month in which the loan is issued. Interest rates on loans outstanding as of December 31, 2009 and 2008 ranged from 4.25 percent to 10.5 percent with various dates of maturity through 2039. An annual loan processing fee of $50 is charged to the participant’s account.

Rollovers - Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans.

Administrative Expenses - Investment management fees are charged against the investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. For the year ended December 31, 2009, Choice paid approximately $23,000 in administrative expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

Risks and Uncertainties - The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Market value of investments may decline for a number of reasons, including, among others, changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits - Benefit claims are recorded when paid.

Recent Accounting Pronouncements - In June 2009, the Financial Account Standards Board (“FASB”) issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” a replacement of FASB Statement No. 162, or Accounting Standards Update 2009-01 now included in FASB ASC 105, “Generally Accepted Accounting Principles”. This guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. This guidance explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants and is effective for the Company’s current reporting period. The Plan has updated its financial statement disclosures to reflect the adoption of this standard.

During May 2009, the FASB issued a statement, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. Adoption did not have an impact on the Plan’s financial statements.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan estimates the fair value of its financial instruments utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The following summarizes the three levels of inputs, as well as the assets that the Plan values using those levels of inputs.

Level 1 -	Quoted prices in active markets for identical assets and liabilities. The Plan’s Level 1 assets consist of cash, mutual funds and Choice common stock.

Level 2 -	Observable inputs, other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable. The Plan’s Level 2 assets consist of the common collective trust and the money market fund.

Level 3 -	Unobservable inputs, supported by little or no market data available, where the reporting entity is required to develop its own assumptions to determine the fair value of the instrument. The Plan’s Level 3 assets consist of the participant loans.

Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds - Valued at the quoted net asset values of shares held by the Plan at the year end.

Common Collective Trust - Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end, based on the fair value of the underlying investments. The common collective trust consists primarily of traditional and synthetic guaranteed investment contracts issued by insurance companies and “wrapper” contracts issued by a third party, for which fair value is based on market prices of similar contracts.

Money Market Fund - The money market fund consists primarily of unallocated cash which is valued at cost and approximates fair value.

Participant Loans - Valued at cost plus accrued interest, which approximates fair value.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$50,353,140	$—	$—	$50,353,140

Common Stock	8,157,230	—	—	8,157,230

Common Collective Trust	—	8,038,234	—	8,038,234

Cash and Money Market Fund	237,032	16,553	—	253,585

Participant Loans	—	—	1,463,552	1,463,552

Total Assets at Fair Value	$58,747,402	$8,054,787	$1,463,552	$68,265,741

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis, at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$37,013,776	$—	$—	$37,013,776

Common Stock	8,410,809	—	—	8,410,809

Common Collective Trust	—	7,170,867	—	7,170,867

Money Market Fund	—	142,456	—	142,456

Participant Loans	—	—	913,150	913,150

Total Assets at Fair Value	$45,424,585	$7,313,323	$913,150	$53,651,058

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	2009	2008

Balance, beginning of year	$913,150	$964,078

Purchases, sales, issuances and repayments, net	550,402	(50,928)

Balance, end of year	$1,463,552	$913,150

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 4 - INVESTMENTS

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets:

		2009	2008

American Growth Fund of America R3	Mutual Fund	$5,956,056	$4,102,901
BlackRock Large Cap Value Fund	Mutual Fund	4,652,313	3,408,424
BlackRock S&P 500 Index Fund	Mutual Fund	6,124,147	4,450,382
BlackRock International Value Fund	Mutual Fund	4,264,230	3,177,230
PIMCO Total Return Fund	Mutual Fund	10,694,189	8,478,162
Merrill Lynch Retirement Preservation Trust	Common/Collective Trust	8,038,234	7,170,867
Choice Hotels International Stock	Common Stock	7,946,845	8,297,381

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$8,891,096
Common Stock	317,999

$9,209,095

The Plan invests in the Merrill Lynch Retirement Preservation Trust, which is a fully benefit-responsive investment contract sponsored by the Trustee. The Trustee maintains contributions within the general accounts of the issuing insurance companies and banks. Consequentially, the ability to satisfy the terms of the insurance and bank contracts is dependent upon the general financial soundness of the issuers of those contracts. The insurance and bank contracts are not guaranteed by the U.S. government or any agency thereof. The contract is included in the statements of net assets available for benefits at fair value as described in Note 2. The adjustment from fair value to contract value for the investment contract is based on the contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2009 and 2008 was $8,038,234 and $7,170,867 respectively. The average yield and crediting interest rates were 2.35 percent and 2.57 percent, respectively, during 2009. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with the Trustee. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 5 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits - financial statements	$69,312,530	$55,355,692

Less: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(583,084)	(1,157,688)

Net assets available for benefits per Form 5500	$68,729,446	$54,198,004

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009
Net increase in net assets available for benefits - financial statements	$13,956,838

Add: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	574,604

Increase in net assets available for benefits per Form 5500	$14,531,442

NOTE 6 - FEDERAL INCOME TAX STATUS

On July 29, 2009, the Plan received a favorable determination letter from the IRS. The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC therefore, the funds of the Plan are intended to be exempt from federal income taxes under the applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, Choice has the right under the Plan’s provisions to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested and the net assets of the Plan will be distributed to the participants.

CHOICE HOTELS INTERNATIONAL, INC.

RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to the Financial Statements

December 31, 2009 and 2008

NOTE 8 - PARTY IN INTEREST TRANSACTIONS

Certain Plan investments including shares of mutual funds and the Merrill Lynch Retirement Preservation Trust are managed by Merrill Lynch and BlackRock Investment Management LLC. Merrill Lynch is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of Choice common stock; therefore these transactions qualify as party-in-interest transactions.

Total purchases and sales of Choice common stock during 2009 were $716,862 (25,094 shares) and $911,598 (32,094 shares), respectively. In addition, in-kind distributions of $299,630 (18,021 shares) were made during the year. In-kind distributions are delivery of actual securities rather than their cash value. As of December 31, 2009 and 2008, the Plan held 251,006 and 276,027 shares of Choice common stock with a fair value of $7,946,845 and $8,297,381, respectively.

Participant loans also qualify as party-in-interest transactions.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #52-1209792, Plan Number 001

December 31, 2009

(a)	(b)	(c)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity	Current Value

	AllianceBernstein Growth and Income Fund	Mutual Fund	$426,808
	AllianceBernstein Large Cap Growth Fund	Mutual Fund	2,292,483
	American Growth Fund of America R3	Mutual Fund	5,956,056
	Fidelity Advisor Small Cap Fund	Mutual Fund	3,017,378
	ING International Small Cap Growth Fund	Mutual Fund	3,226,186
*	BlackRock Balanced Capital Fund	Mutual Fund	910,591
*	BlackRock Large Cap Value	Mutual Fund	4,652,313
*	BlackRock S&P 500 Index Fund	Mutual Fund	6,124,147
*	BlackRock International Value Fund	Mutual Fund	4,264,230
	Allianz NFJ Small Cap Value Fund	Mutual Fund	2,694,648
	Allianz NFJ Small Cap Value Institutional	Mutual Fund	1,800,973
	Allianz RCM Technology Fund	Mutual Fund	845,448
	PIMCO Total Return Fund	Mutual Fund	10,694,189
	Van Kampen Equity & Income Fund	Mutual Fund	3,206,527
*	Merrill Lynch Retirement Preservation Trust	Common/collective trust	8,038,234
*	Choice Hotels International Stock	Common Stock	7,946,845
	Money Market	Money Market	16,553
	Self-Directed Account	Various	688,580
*	Participant Loans	Interest rates ranging from 4.25 percent to 10.5 percent	1,463,552

			$68,265,741

*	Represents a party-in-interest as defined by ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 28, 2010

CHOICE HOTELS INTERNATIONAL, INC.
RETIREMENT, SAVINGS & INVESTMENT PLAN

By: /s/ DAVID L. WHITE
David L. White
Senior Vice President, Chief Financial Officer and Treasurer Choice Hotels International, Inc.